DIRECTOR SHAREHOLDING

TRADING IN NOVO NORDISK SHARES BY INSIDERS AND CONNECTED PERSONS AS REPORTED TO NOVO NORDISK ON 4 NOVEMBER 2004

In accordance with Section 37 of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish insiders' and connected persons' trading in the Novo Nordisk share as reported by insiders to Novo Nordisk, in case net trading for the insiders and connected persons as a group exceeds DKK 50,000.

Please find below a statement of the trading in the Novo Nordisk share by insiders and connected persons as a group as reported to Novo Nordisk.

ID CODE                                                              DK001028081
TRADING PERIOD                                                      28 OCTOBER -
                                                                 4 NOVEMBER 2004

NET NUMBER OF SHARES TRADED                                               -4.411
VALUE OF NET NUMBER OF SHARES TRADED IN DKK                           -1,327,734
TOTAL SHAREHOLDING, NUMBER OF SHARES                                     638,055
MARKET VALUE OF TOTAL SHAREHOLDING IN DKK                            187,907,198

For definitions and background information please see below.

Definitions and background information:

Who are insiders and connected persons?

Insiders at Novo Nordisk are defined as members of the Board of Directors, members of Executive Management, senior vice presidents and all employees reporting directly to them, all employees in Corporate Legal, Corporate Finance, Investor Relations and Corporate Communications, elected auditors and their deputies as well as certain other employees who by the general counsel have been categorised as insiders. Further, insiders include the following from Novo Nordisk's parent organisation, Novo A/S and the Novo Nordisk Foundation: members of the Board of Directors, members of Executive Management and other employees who have access to inside information re Novo Nordisk, as well as elected auditors. The insider register at Novo Nordisk comprises approximately 500 directors, executives and employees.

This group's reported trading in the Novo Nordisk share also includes trading undertaken by insiders' spouses/cohabitants or children under the age of 18 as well as any company, foundation and/or other businesses controlled by the insider, his/her spouse/cohabitant and/or children under the age of 18 (connected persons). This brings the group to a total of approximately 1,500-2,000 members. If the net value of the daily trading by this group does not exceed DKK 50,000, Novo Nordisk is not obliged to issue a stock exchange announcement on the trading undertaken by the group.

What are ID code and shares?

The ID code is the code (ISIN) of the Novo Nordisk share on the Copenhagen Stock Exchange. Shares include shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees.

What is trading period?
Trading period is the actual period in which the trading of the shares has taken place.

What are net number of shares traded and value of net number of shares traded?

The net number of shares traded is the number of shares purchased or otherwise acquired minus the number of shares sold or otherwise disposed of by the insiders and connected persons as a group. The value of the net number of shares traded is the difference between 1) the aggregate value of shares acquired calculated at the actual trading prices for each trade and 2) the aggregate value of shares disposed of calculated at the actual trading prices for each trade. The Danish Central Bank's (Nationalbanken) exchange rate two stock exchange days prior to the date of this announcement has been used for calculating the actual trading price in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

What is total shareholding?
The total shareholding is the total number of shares held by the insiders and connected persons as a group.

What is market value of the total shareholding?

The market value is the total shareholding of the insiders and connected persons as a group multiplied by the closing share price on the Copenhagen Stock Exchange two stock exchange trading days prior to the date of this announcement.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,000 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                             Investors:
Outside North America:             Outside North America:

Elin K Hansen                      Mogens Thorsager Jensen
Tel (direct):                      Tel (direct):
(+45) 4442 3450                    (+45) 4442 7945

                                   Palle Holm Olesen
                                   Tel (direct):
                                   (+45) 4442 6175

In North America:                  In North America:
Susan T Jackson                    Christian Kanstrup
Tel (direct):                      Tel (direct):
(+1) 609 919 7776                  (+1) 609 919 7937

Stock Exchange Announcement No 61 / 2004